August 9, 2018

Xiaoping Chen
Chairman and Chief Executive Officer
Viomi Technology Co., Ltd
Wansheng Square, Rm 1302 Tower C
Xingang East Road, Haizhu District
Guangzhou, Guangdong, 510220
People's Republic of China

       Re: Viomi Technology Co., Ltd
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted on July 30, 2018
           CIK No. 0001742770

Dear Mr. Chen:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A filed July 30, 2018

Our Business, page 8

1. We note your response to prior comment 2. Please include the disclosures from your response letter explaining how "household users" and "IoT products shipped" are meaningful for understanding your business and financial results. Xiaoping Chen
FirstName LastNameXiaoping Chen
Viomi Technology Co., Ltd
Comapany2018
August 9, NameViomi Technology Co., Ltd
August 9, 2018 Page 2
Page 2
FirstName LastName
2. Please continue to clarify your references to "IoT" and your "IoT-enabled smart home products" or "IoT products." In this regard, on page 8 you define "IoT" as "an interconnected network of devices, or 'things,' that can communicate with one another through the internet." However, your definition of "IoT-enabled smart home products" or
         "IoT products" does not appear to encompass your devices interconnecting and communicating with one another through the internet. Instead, it defines these terms as
         "our portfolio of smart home products with internet or Bluetooth connectivity capabilities, including our smart water purification systems, smart kitchen products and other smart products (such as smart water kettles)." On the other hand, other disclosure suggests that your products do interconnect. For example, you disclose on page 117 that "[w]e have developed advanced software to achieve interconnectivity among our IoT products and to support and expand their functionalities." As another example, your discussion of your
         Home OS platform on page 107 states that it "provides consumers with multiple points of interaction across a number of devices, removing the limitations of relying on a single point of control" and "[t]he connectivity among our various products means that they can interact with each other and share information to go beyond their singular functions, further enhancing the user experience and creating powerful network effects and promoting bundled purchases." Please clarify the extent to which your "IoT-enabled smart home products" or "IoT products" interconnect and communicate with one another through the internet.
Use of Proceeds, page 55

3. Please quantify the current statutory limit on loans you may make to your PRC subsidiary and VIEs.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
74

4. Please expand your discussion of operating results to address the impact of your expanding offline retail operation as required by Item 5.D. of Form 20-F. Discuss and quantify its impact on your revenues, gross margin, income from continuing operations and profitability as applicable.
Industry, page 97

5. To provide context to your industry disclosure, please discuss the extent to which your products fall within the various IoT-enabled product categories of smart white goods, smart white goods, smart small appliances and other smart products. Also discuss the extent to which your products are isolated smart home products versus part of an IoT-
         enabled smart home platform.
 Xiaoping Chen
Viomi Technology Co., Ltd
August 9, 2018
Page 3
Regulations, page 129

6. We note your disclosure on page 3 and elsewhere that you operate your business in China through VIEs due to PRC restrictions or prohibitions on foreign ownership of internet and other related business in China. You also disclose that, while your provision of e-
         commerce services is a permitted category under the Negative list, investments in this business are still restricted by other qualifications and requirements under related regulations in China. Please revise the Regulations disclosure to discuss which PRC regulations restrict or prohibit foreign ownership of internet and other related business in
         China, and which parts of the company's business fall within these restrictions and prohibitions. For example, discuss whether a holder of an EDI license for value-added telecommunications services would be able to have any foreign ownership.
        You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



FirstName LastNameXiaoping Chen                                Sincerely,
Comapany NameViomi Technology Co., Ltd
                                                               Division of
Corporation Finance
August 9, 2018 Page 3                                          Office of
Telecommunications
FirstName LastName